Exhibit T3A.5

AMENDED AND RESTATED CERTIFICATE OF FORMATION

OF

MAP REAL ESTATE, LLC

This Amended and Restated Certificate of Formation of MAP Real Estate, LLC (the “Company”), dated as of December 9, 2005, has been duly executed and is being filed by the undersigned, as an authorized person, in accordance with Section 18-208 of the Delaware Limited Liability Company Act (6 Del. C §18-101, et seq.) The original Certificate of Formation of said limited liability company was filed in the office of the Secretary of State of Delaware on July 7, 2005. The Certificate of Formation of said limited liability company is hereby amended and restated in its entirety as follows:

1.    The name of the limited liability company is MAP Real Estate, LLC

2.    The address of its registered office in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle The name of its registered agent at such address is Corporation Service Company

3.    So long as the loan and all other extensions of credit made or extended pursuant to that certain Credit Agreement, dated as of December 9, 2005, among Deutsche Bank AG, New York Branch, the lenders from time to time party thereto, the Company, TRU 2005 RE Holding Co I, LLC, a Delaware limited liability company, Wayne Real Estate Company, LLC, a Delaware limited liability company, TRU 2005 RE I, LLC, a Delaware limited liability company, and TRU 2005 RE II Trust, a Delaware statutory trust (as heretofore and hereinafter amended, supplemented and/or otherwise modified from time to lime, the “Credit Agreement”) is outstanding, in addition to the other provisions set forth in the Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of December 9, 2005 (the “Agreement”), the Company shall:

(a)    establish and maintain an office through which its business shall be conducted separate and apart from that of any of its affiliates and shall allocate fairly and reasonably any overhead for shared office space;

(b)    maintain its own books and records and bank accounts;

(c)    except as provided for in the Credit Agreement and all documents and certificates contemplated thereby or delivered in connection therewith, including, specifically, the documents set forth in Exhibit A attached hereto (the “Basic Documents”), not commingle assets with those of any affiliate (provided that funds of Company may be paid as distributions to TRU 2005 RE Holding Co I, LLC (“Economic Member”) and Economic Member may make capital contributions to Company as set forth in this Agreement);

(d)    conduct its own business in its own name and strictly comply with all organizational formalities to maintain its separate existence;

(e)    maintain financial statements separate from any affiliate;

(f)    pay its own liabilities only out of its own funds, including salaries of any employees, provided that the foregoing shall not require the Economic Member to make any additional capital contributions to the Company;

(g)    except as provided for in the Basic Documents, maintain an arm’s length relationship with any affiliate, including the Economic Member, and not enter into or be a party to any transaction other than arm’s length transaction;

(h)    maintain adequate capital in light of its contemplated business operations, transactions and liabilities, provided that the foregoing shall not require the Economic Member to make any additional capital contributions to the Company;

(i)    except as provided for in the Basic Documents, not guarantee or become obligated for the debts of any other entity, including any affiliate, or hold out its credit or assets as being available to satisfy the obligations of others;

(j)    not acquire obligations or securities of its partners, members or shareholders;

(k)    use stationery, invoices and checks separate from any affiliate;

(l)    except as provided for in the Basic Documents, not borrow any funds or enter into any loan transactions as a borrower, guarantor or obligor, and not pledge its assets for the benefit of any other entity, including any affiliate or make any loans or advances to any other person;

(m)    at all times hold itself out to the public and all other persons as a legal entity separate from the Economic Member and any other person;

(n)    correct any known misunderstanding regarding its separate identity;

(o)    file its own tax returns, if any, as may be required under applicable law, to the extent (1) not part of a consolidated group filing a consolidated return of returns or (2) not treated as a division for tax purposes of another taxpayer, and pay any taxes so required to be paid under applicable law; and

(p)    cause the officers, agents and other representatives of the Company to act at all times with respect to the Company consistently and in furtherance of the foregoing.

4.    The Company shall not incur, create or assume or suffer to permit the incurrence, creation or assumption of (a) any Liens (as defined in the Credit Agreement) on or agreements granting rights in or restricting the use or development of all or any portion of the Property (as defined in the Agreement) or any legal or beneficial interest therein, except for Permitted Encumbrances (as defined in the Credit Agreement) or (b) indebtedness secured by an interest in any Credit Party (as defined in the Credit Agreement) or all or any part of the Property or any other property or assets of any Credit Party or any interest therein.

IN WITNESS WHEREOF, the undersigned has executed this amended and restated Certificate of Formation of MAP Real Estate, LLC this 9 day of December, 2005

/s/ Michael L. Tumolo
Name: Michael L. Tumolo
Title: Authorized Person

EXHIBIT A

Basic Documents

1.	Credit Agreement;

2.

Master Lease Agreement among the Company, Wayne Real Estate Company, LLC, a Delaware limited liability company (“Wayne”), TRU 2005 RE I, LI C, a Delaware limited liability company (“TRU I), TRU 2005 RE II Trust, a Delaware statutory trust (TRU II and together with Wayne, TRU I and the Company, collectively, the “Credit Guarantors”) and Toys “R” Us – Delaware, Inc.., a Delaware corporation (“Master Lessee”);

3.	Master Lease Rent Payment Direction Letter from the Company to Master Lessee dated as of the date hereof;

4.	Subsidiaries Guaranty by Credit Guarantors in favor of the Administrative Agent for the benefit of the Lenders dated as of the date hereof.;

5.	Letter agreement, relating to cash management, between Deutsche Bank Trust Company Americas and acknowledged and agreed to by Credit Guarantors and Administrative Agent dated as of the date hereof;

6.	Non-Toys Direction Letter (in the form set forth in Exhibit S of the Credit Agreement); and

7.	Post-Closing Side Letter, by and among TRU 2005 RE Holding Co 1, LLC, a Delaware limited liability company, and the Credit Guarantors